UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated May 13, 2009, reporting the results for the three months ended March 31, 2009.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2009	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	BUSINESS NEWS

Top Image Systems launches 2009 with a
Successful First Quarter

– First quarter revenues of $6.1 million and operating profit of $0.3 million
– Conference call today at 10:00 am ET to discuss results

Tel Aviv, Israel – May 13, 2009 – Top Image Systems, Ltd. (TIS) (NASDAQ: TISA , TASE: TISA), the leading innovator of data capture solutions, today announced its financial results for the first quarter, ended March 31, 2009.

First Quarter Highlights

–	Margins were strong across the board with first quarter operating margin at 5.1% andgross margin at 57%, the highest in the last eight quarters;
–	Executing on strategy and discontinued sales of low-margin third-party hardware leading to higher margins;
–	Successfully increased software revenues year-over-year;
–	Strong performance in Continental Europe;
–	Sales pipeline is stable and diversified;
–	Increased portion of larger deal wins including governmental business;

First Quarter 2009 Results

Revenues for the first quarter of 2009 reached $6.1 million. This represents a decrease of 33% from the first quarter of 2008, and a decrease of 6% compared with the fourth quarter of 2008. The sequential and year-over-year decline in revenues is in line with the Company’s strategy to increase profitability, and is primarily due to the absence of lower margin third-party and now discontinued hardware sales in Asia. 47% of first quarter revenues were generated from products and 53% from services.

Operating income for the first quarter of 2009 reached $0.3 million compared with an operating income of $0.6 million for the first quarter of 2008 and operating loss of $3.0 million for the fourth quarter of 2008.

Net loss for the first quarter of 2009 totaled $1.4 million, compared to a net income of $1.3 million in the first quarter of 2008 and to a net income of $1.6 million in the fourth quarter of 2008.

Loss per share in the first quarter of 2009 was $0.15, compared with fully diluted earnings per share of $0.13 in the first quarter of 2008 and a loss per share of $0.13 in the fourth quarter of 2008.

Net income in the quarter was negatively impacted by the financial expenses in the quarter, which amounted to $1.7 million, compared with a financial income of $0.8 million in the first quarter of 2008 and a financial income of $5.1 million in the prior quarter.

It is important to note that since the beginning of 2008, the Company adopted Financial Accounting Standard Board Statement no. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). Therefore the Company’s debenture is currently accounted for its fair value. This fair value is based on a base debenture market price and also depends on the exchange rate between the Israeli Shekel and US Dollar. These values change on a daily basis, are not under the control of the Company and are unrelated to the operating performance of the Company.

The Company experienced a high level of financing expenses in the quarter due to the increase in the fair value of the debentures. This was due to the substantial increase in the traded market value of the debentures.

This financial charge is a non-cash expense in nature and has no affect on operating income.

Management comment

“We are pleased with the results of the quarter,” commented Dr. Ido Schechter, CEO of Top Image Systems. “We demonstrated a strong improvement in our margins, and this is a testament to the success of our strategy in ending our low-margin hardware sales, as well as our focus on tightly controlling costs and increasing profitability. We took some early and correct decisions last year to significantly reduce costs, including the closure of our Guangzhou office in China, and as we move into 2009 we are already seeing the fruits of these efforts.”

“We are also pleased with our revenue levels and our strong growth in software sales, which came in as we had budgeted. This was driven by particularly strong performance in Europe, and in Germany in particular. In fact, our EMEA team won sixteen new projects in the quarter, due to our superior technology and performance vis-à-vis the competition, and this is despite the weak economic climate in these regions. We occupy a niche market associated with efficiency and improved processes, which can easily demonstrate a quick return on a small investment. Thus, I believe our business is defensive in nature, which is especially invaluable in this global economic environment.”

Dr. Schechter concluded, “Our pipeline remains stable and strong, and we are targeting bigger scale and more secure deals including large Governmental projects. We are aiming to leverage the current environment to maintain and build on our market leadership, as well as enhancing our long-term competitive positioning. We believe that we have now set up our business as a platform for future growth and increased profitability going forward, and we expect to record an operating income during 2009, at a level higher than that of 2008.”

Conference Call

The Company will be holding a conference call today, May 13, 2009, at 10:00am EDT (7:00am Pacific Time, 5:00pm Israel Time) to review the first quarter 2009 financial results and other corporate events.

Dr. Ido Schechter, CEO, will be on-line to discuss these results and take part in a question and answer session.

To participate, please call one of the following teleconferencing numbers at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 723 3164
ISRAEL Dial-in Number: 03 918 0692
INTERNATIONAL Dial-in Number: +972-3-918-0692

The call will also be broadcast live, and can be accessed through a link on Top Image Systems’ website at: www.topimagesystems.com.

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Top Image Systems’ website at: www.topimagesystems.com

About Top Image Systems

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company’s website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance. Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Company Contact	Investor Relations Contact
Adi Bar-Lev	Ehud Helft / Kenny Green
Director of Marketing and IR	GK Investor Relations
adi@topimagesystems.com	Info@gkir.com
+972 545 330537	Tel: (US) 1 646 201 9246

Top Image Systems Ltd.
Consolidated Balance Sheet as at

	December 31, 2008	March 31, 2009
	In thousands US$

Assets

Current assets:
Cash and cash equivalents	5,777	3,446
Restricted cash	1,231	1,059
Short term deposits	722	919
Marketable securities	630	630
Trade receivables and unbilled customers, net	6,469	7,027
Other account receivables and prepaid expenses	1,081	1,235

Total current assets	15,910	14,316

Long term assets:
Severance pay funds	856	815
Long-term deposits and long-term asset	194	193
Property and equipment, net	672	611
Investment in affiliates	861	614
Intangible assets, net	336	248
Goodwill	5,813	5,351

Total long-term assets	8,732	7,832

Total assets	24,642	22,148

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	3,342	2,520
Current maturity of convertible debenture	1,155	1,319
Trade payables	1,124	939
Deferred revenues	975	1,398
Accrued expenses and accounts payable	3,284	2,945

Total current liabilities	9,880	9,121

Long-term liabilities:
Convertible debentures	3,464	3,994
Accrued severance pay	1,196	1,158

Total long-term liabilities	4,660	5,152

Total liabilities	14,540	14,273

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	98	98
Additional paid-in capital	31,137	31,141
Accumulated other comprehensive income	(692)	(1,549)
Accumulated deficit	(20,441)	(21,815)

Total shareholders' equity	10,102	7,875

Total liabilities and shareholders' equity	24,642	22,148

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended
	March 31,	March 31,
	2008	2009
	In thousands US$, except per share data

Revenues
Product sales	5,168	2,865
Service revenues	4,045	3,280

Total revenues	9,213	6,145

Cost of revenues
Product costs	2,211	453
Service costs	2,379	2,175

Total cost of revenues	4,590	2,628

Gross profit	4,623	3,517

Expenses

Research and development costs, net	377	390
Selling and marketing	2,401	1,684
General and administrative	1,291	1,129

	4,069	3,203

Operating profit (loss)	554	314

Financing income (expenses), net	780	(1,653)

Income (loss) before taxes on income	1,334	(1,339)

Taxes on Income	(21)	(3)

Other income (expenses)	-	(7)

Discontinued Operation	(125)	13

Equity profit (loss) of invest in affiliates	129	(38)

Net income (loss) for the period	1,317	(1,374)

Earning per Share

Basic

Income (loss) from continuing operations	0.162	(0.149)
Income (loss) from discontinuing operations	(0.014)	0.001

Net Income (loss) per share - basic	0.148	(0.148)

Weighted average number of shares used in computation of basic net
income (loss) per share	8,911,182	9,312,155

Diluted

Income (loss) from continuing operations	0.142	(0.149)
Income (loss) from discontinuing operations	(0.010)	0.001

	0.131	(0.148)

Weighted average number of shares used in computation of diluted
net income (loss) per share	11,982,105	9,312,155

A reconciliation of Non GAAP net income to GAAP net income is as follows (in thousands US$):

	Three months ended	Three months ended
	March 31,	March 31,
	2008	2009
	In thousands US$, except per share data

Net Income (loss) for the period	1,317	(1,374)
Employees ESOP related costs	23	4
Amortization of intangible assets realted to acquisition	311	85
Change In Fair Value of Convertible Debenture	(1,114)	1,508

Non-GAAP Net Income (loss)	537	223